Exhibit 12.1

CBD Media Holdings LLC

Ratio of Earnings to Fixed Charges

	Predecessor			CBD Media Holdings LLC
	Year Ended December 31,		Period from January 1, 2002 to March 7, 2002	Period from March 8, 2002 to December 31, 2002	Year Ended December 31,
	2000	2001			2003	2004
	(Dollars in thousands)			(Dollars in thousands)
EARNINGS AS DEFINED:
Earnings (loss) from operations before income taxes	$29,417	$32,845	$4,965	$6,630	$(2,746)	$(1,836)
Fixed charges	211	237	31	10,597	25,638	21,927

Earnings as defined	$29,628	$33,082	$4,996	$17,227	$22,892	$20,091

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$69	$69	$16	$10,545	$25,549	$21,856
Portion of rental expense representative of the interest factor	142	168	15	52	89	71

Fixed charges as defined	$211	$237	$31	$10,597	$25,638	$21,927

RATIO OF EARNINGS TO FIXED CHARGES	140.4	139.6	161.2	1.6	0.9	0.9
ADDITIONAL INCOME REQUIRED TO MEET A 1.0 RATIO	N/A	N/A	N/A	N/A	$2,746	$1,836